                                   EXHIBIT I

Optical Radiation Hires Donaldson, Lufkin to Lay Plans


     Azusa, Calif., Feb. 17 (Bloomberg) -- Optical Radiation Corp. said today it has hired Donaldson, Lufkin & Jenrette Securities to advise it on strategic plans, including valuing the company for possible sale.

     Optical Radiation hasn't received a buyout offer, though last September it did receive a preliminary inquiry from Benson Eyecare Corp.

     In the letter, Benson said "they might be interested in acquiring the company," and stated a price range they'd be interested in paying, said Richard Wood, president and chief executive of Optical Radiation.

     Wood declined to elaborate, and Benson officials weren't available for comment. Benson already owns a 6.2% stake in Azusa, Calif.-based Optical Radiation, which makes optical and electro-optical products for medical, scientific and industrial applications.

     In addition to the possible buyout, DLJ will also be examining the potential spinoff of the company's consumer optical business. Still, the spinoff "is really a minor issue," and dates back to a proposal made almost three years ago, Wood said.

     DLJ also will be examining whether Optical Radiation might reorganize itself, or launch a joint venture to lower its level of research and development costs, Wood said.

     The underlying aim of DLJ's efforts is to figure out how to raising the company's stock price, which Wood feels has been depressed by negative news from its surgical products unit.

     "There's been a fair stream of litigation and problems," Wood said. Last November, for example, the Food and Drug Administration seized its entire inventory of intraocular lenses used in cataract surgery.

     "That division accounts for 20% of our sales and accounts for 95% of our news," Wood said. Because of the bad press, "the stock's been depressed far too long," he said.

     Actually, Optical Radiation shares have been doing very well the past few months, rising from 11 3/4 last November following the FDA news to close at 17 3/4, up 1/2, in trading Thursday on the Nasdaq system.

     That's a gain of more than 50%, and just below its 12-month high of 19 3/4 on Sept. 17, 1993. At just what price should Optical Radiation shares be selling?

     "If I had a real good feel for that then I wouldn't hire DLJ," Wood said, "I guess I need someone from the marketplace to answer that question."